SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               ANGEION CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    03462H404
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                                 (CUSIP Number)

                                 JIM KORN, ESQ.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                  952-249-5538

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 25, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DEEPHAVEN CAPITAL MANAGEMENT LLC
               41-1908497
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   758,658
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                758,658
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     758,658
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.1%
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     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

Item 1. Security and Issuer

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP 03462H404, of Angeion Corporation, a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 350 Oak Grove Parkway, , St. Paul, MN 55127.

Item 2.  Identity and Background.

(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC  is  an
     unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


(f)  Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

Deephaven Capital Management LLC owned $5,000,000 of the Issuer's bond. The Issuer filed for a petition for reorganization under Chapter 11 of the Bankruptcy Code. The exchange of these bonds into shares of the Issuer's Common Stock resulted in Deephaven Capital Management LLC acquiring the 758,658 shares reported herein.

Item 4.  Purpose of the transactions

(b) Deephaven Capital Management LLC owned $5,000,000 of the Issuer's bond. The Issuer filed for a petition for reorganization under Chapter 11 of the Bankruptcy Code. The exchange of these bonds into shares of the Issuer's Common Stock resulted in Deephaven Capital Management LLC acquiring the 758,658 shares reported herein.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The aggregate percentage of Shares of Common Stock reported owned by Deephaven Capital Management LLC herein is based upon 3,594,627 Shares outstanding, which is the total number of Shares of Issuer's Common Stock outstanding as of October 25, 2002 as reported in the Issuer's Form 8-K filed on October 31, 2002.

     As of the close of business on October 25, 2002, Deephaven Capital Management LLC beneficially owned 758,658 Shares of Common Stock, constituting approximately 21.1% of the Shares outstanding. Deephaven Capital Management LLC has sole voting and dispositive power with respect to the 758,658 Shares.

     (c) No transactions were effected during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2002

DEEPHAVEN CAPITAL MANAGEMENT LLC




/s/ Jim Korn
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By: Jim Korn, Chief Legal Officer.